Cover Letter to Tenet Fintech Group Inc. Amended 2021 Annual Information Form

Notice to reader:

Tenet Fintech Group Inc. (the "Company") is hereby filing an amended version of the 2021 Annual Information Form ("AIF").

We have corrected some typographical errors in the previously filed version of the AIF including (i) on page 13 regarding the sum of sales revenue for the year ended December 2020 being $42,698,049, based on Fintech Platform sales revenues of $39,313,632 and Financial Services sales revenues of $3,384,417; (ii) on page 30 under Interest of Management and Others in Material Transactions to clarify that Tenet's CEO and the CEO of its Chinese operations were the founders and controlling shareholders of Cubeler Inc. until Tenet acquired one hundred percent (100%) of the outstanding equity of Cubeler Inc. on October 1, 2021; and (iii) on page 30 under Transfer Agent and Registrar regarding the transfer agent being TSX Trust Company Inc. (formerly AST Trust Company (Canada)).

The matters identified above in the AIF have been addressed in the amended version of the document.